Legal Proceedings

On October 2, 2003, a purported class action
complaint entitled Hindo, et al. v. AllianceBernstein
Growth & Income Fund, et al. (?Hindo Complaint?) was
filed against the Adviser, Alliance Capital Management
Holding L.P. (?Alliance Holding?), Alliance Capital
Management Corporation, AXA Financial, Inc., the
AllianceBernstein Funds, certain officers of the Adviser
(?AllianceBernstein defendants?), and certain other
unaffiliated defendants, as well as unnamed Doe
defendants.
The Hindo Complaint was filed in the United States
District Court for the Southern District of New York by
alleged shareholders of two of the AllianceBernstein
Funds. The Hindo Complaint alleges that certain of the
AllianceBernstein defendants failed to disclose that
they improperly allowed certain hedge funds and other
unidentified parties to engage in ?late trading? and
?market timing? of AllianceBernstein Fund securities,
violating Sections 11 and 15 of the Securities Act,
Sections
10(b) and 20(a) of the Exchange Act and Sections 206
and 215 of the Advisers Act. Plaintiffs seek an
unspecified amount of compensatory damages and
rescission of their contracts with the Adviser, including
recovery of all fees paid to the Adviser pursuant to
such contracts.

Following October 2, 2003, 43 additional lawsuits
making factual allegations generally similar to those in
the Hindo Complaint were filed in various federal and
state courts against the Adviser and certain other
defendants. On September 29, 2004, plaintiffs filed
consolidated amended complaints with respect to four
claim types: mutual fund shareholder claims; mutual
fund derivative claims; derivative claims brought on
behalf of Alliance Holding; and claims brought under
ERISA by participants in the Profit Sharing Plan for
Employees of the Adviser. All four complaints include
substantially identical factual allegations, which appear
to be based in large part on the Order of the SEC
dated December 18, 2003 as amended and restated
January 15, 2004 (?SEC Order?) and the New York
State Attorney General Assurance of Discontinuance
dated September 1, 2004 (?NYAG Order?).

On April 21, 2006, the Adviser and attorneys for the
plaintiffs in the mutual fund shareholder claims, mutual
fund derivative claims, and ERISA claims entered into
a confidential memorandum of understanding
containing their agreement to settle these claims. The
agreement will be documented by a stipulation of
settlement and will be submitted for court approval at a
later date. The settlement amount ($30 million) which
the Adviser previously accrued and disclosed, has
been disbursed. The derivative claims brought on
behalf of Alliance Holding, in which plaintiffs seek an
unspecified amount of damages, remain pending.

It is possible that these matters and/or other
developments resulting from these matters could result
in increased redemptions of the AllianceBernstein
Mutual Funds? shares or other adverse consequences
to the AllianceBernstein Mutual Funds. This may
require the AllianceBernstein Mutual Funds to sell
investments held by those funds to provide for
sufficient liquidity and could also have an adverse
effect on the investment performance of the
AllianceBernstein Mutual Funds. However, the Adviser
believes that these matters are not likely to have a
material adverse effect on its ability to perform
advisory services relating to the AllianceBernstein
Mutual Funds.